August 22, 2024

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted August 5, 2024
           CIK No. 0002005569
Dear Yeoh Chee Wei:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 9, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 5, 2024
Liquidity, page 50

1. We have read your response to prior comment 8 and reissue in part. Please update the disclosure to quantify the amount of your December 31, 2023 accounts receivable that have been subsequently collected as of the date of this prospectus. Relationships with Partners, Regulators, and Government, page 65

2. We note your response to prior comment 11, including your revised disclosure that "in general," the relevant distributors are compensated by retaining the amount by which the price paid by its customers to purchase the products exceeds the amount that the
 August 22, 2024
Page 2

       distributor pays to acquire the products. Please clarify whether, pursuant to any of the specific agreements, there are any other fees or compensation paid to the distributors. We also note your response that the Company does not believe that the distribution agreements constitute material agreements under Item 601(b)(10). Please provide a more detailed legal analysis describing why you do not believe these agreements are material, or file such agreements as exhibits to the registration statement. As a related matter, please file the loan agreements contained in the table on page 53 or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Quality Control, page 71

3. We note your response to prior comment 14 and reissue it in part. We note your disclosure that you "plan to apply for approval by the USFDA for [y]our medical face masks and for SpaceLift, in the applicable registration categories, as we expand our operations into the United States market, with commercial launch targeted for the first quarter of 2025" (emphasis added). Please revise to discuss your specific plans to seek
       FDA regulatory approval, including the registration category you will seek for each product. Please also clearly disclose that, while you intend to launch commercially in the first quarter of 2025, there is no guarantee that your products will be approved by the
       FDA and that you will be able to commercialize your products on this timeline.
Note 8, page F-36

4. We have read your response to prior comment 20 and reissue in part. Please expand your disclosure to identify the transactions that generated the $1,080,150 Other receivables balance. Clarify whether the Registrant exchanged any substantial goods or services in these transactions. Your disclosure should clearly explain why these transactions are classified as operating activities in your Statements of Cash Flows. Further, please expand the liquidity section of MD&A to disclose how much of these receivables have been subsequently collected in cash and why no corresponding loss allowance has been recognized.
       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Michael T. Campoli